PRESS RELEASE

Aya Gold & Silver Reports High-Grade Exploration Drill Results Near Pit Depth at Zgounder

Montreal, Quebec, June 2, 2026 - Aya Gold & Silver Inc. (TSX: AYA; NASDAQ: AYA) (“Aya” or the “Corporation”) is pleased to announce high-grade silver drill results from its at-depth drill exploration program at the Zgounder Silver Mine (“Zgounder”) in the Kingdom of Morocco.

Highlights (all intersections are in core lengths)
•Intersections in the Open-Pit Area:
•Hole ZG-RC-26-946 intercepted 1,867 grams per tonne (“g/t”) silver (“Ag”) over 6.0 metres (“m”), including 5,100 g/t Ag over 2.0m
•Hole ZG-RC-26-942 intercepted 739 g/t Ag over 10.0m, including 1,674 g/t Ag over 4.0m
•Hole ZG-RC-26-799 intercepted 1,160 g/t Ag over 6.0m, including 1,778 g/t Ag over 3.0m
•Hole ZG-RC-26-943 intercepted 886 g/t Ag over 5.0m
•Intersections Near the Western Fault contact:
•Hole YAK-26-502 intercepted 795 g/t Ag over 4.8m
•Hole T28-26-1152 intercepted 445 g/t Ag over 7.2m
•Intersections in the Central Area:
•Hole DZG-SF-26-740 intercepted 1,330 g/t Ag over 4.6m, including 3,680 g/t Ag over 1.2m
•Hole DZG-SF-26-741 intercepted 1,087 g/t Ag over 5.5m, including 3,347 g/t Ag over 1.5m
•Hole T28-26-1248 intercepted 2,176 g/t Ag over 8.4m, including 4,298 g/t Ag over 3.6m
•Hole T28-26-1177 intercepted 1,464 g/t Ag over 4.8m, including 5,480 g/t Ag over 1.2m
•9,250m or 30.8% of the 2026 exploration program has been drilled year to date.

"Today’s high-grade results continue to confirm the strong continuity of silver mineralization both around the open pit and within the central zone,” said Benoit La Salle, President & CEO. “Importantly, new intersections near the Western Fault continue to support the significant exploration potential to the west, where development of the exploration drift at the 1825-metre level is advancing ahead of planned drilling west of the fault in the second half of the year. In parallel, drilling along the granite contact continues to demonstrate encouraging high-grade continuity at depth."
This release contains results from 116 holes, which include 5 surface diamond drill holes (“DDH”), 28 underground DDH, 23 reverse circulation drill hole (“RC”), 33 T28 and 27 YAK holes (T28 and YAK: percussion drilling using an air-compressed hammer). For a full summary of today’s results, refer to Appendix 1.

Table 1 – Best Intercepts at Zgounder (core lengths)

Hole ID	From	To	Ag	Length*	Ag x width
			(g/t)	(m)
Surface DDH
ZG-25-175	127.5	129.0	2,081	1.5	3,122
Underground DDH
DZG-SF-26-740	22.4	27.0	1,330	4.6	6,118
Including	24.8	26.0	3,680	1.2	4,416
DZG-SF-26-741	22.5	28.0	1,087	5.5	5,976
Including	25.5	27.0	3,347	1.5	5,020
DZG-SF-26-830	14.8	19.0	879	4.2	3,692
DZG-SF-26-877	33.7	38.5	505	4.8	2,422
DZG-SF-26-877	44.9	51.0	646	6.1	3,941
Surface RC
ZG-RC-26-799	6.0	12.0	1,160	6.0	6,962
Including	8.0	11.0	1,778	3.0	5,335
ZG-RC-26-942	129	139.0	739	10.0	7,388
Including	133	137.0	1,674	4.0	6,697
ZG-RC-26-942	148	150.0	1,409	2.0	2,818
ZG-RC-26-943	118	123.0	886	5.0	4,429
ZG-RC-26-946	96.0	102.0	1,867	6.0	11,200
Including	96.0	98.0	5,100	2.0	10,200
ZG-RC-26-955	94.0	103.0	288	9.0	2,593
ZG-RC-26-959	51.0	59.0	337	8.0	2,696
Underground T28
T28-26-1152	0.0	7.2	445	7.2	3,206
T28-26-1177	20.4	25.2	1,464	4.8	7,025
Including	21.6	22.8	5,480	1.2	6,576
T28-26-1181	14.4	20.4	500	6.0	2,998
Including	14.4	15.6	2,030	1.2	2,436
T28-26-1248	8.4	16.8	2,176	8.4	18,276
Including	8.4	12.0	4,298	3.6	15,474
T28-26-1249	16.8	26.4	542	9.6	5,201
T28-26-1250	0.0	4.8	519	4.8	2,491
Underground YAK
YAK-26-447	3.6	8.4	1,741	4.8	8,358
Including	3.6	6.0	3,365	2.4	8,076
YAK-26-454	40.8	45.6	835	4.8	4,006

YAK-26-463	0.0	4.8	939	4.8	4,508
YAK-26-502	4.8	9.6	795	4.8	3,815
True width remains undetermined; all values are uncut.

W
E
2300
2100
1900
1700
1500
275700
276000
276300
276600
Zgounder Fault
T28-26-1152
YAK-26-502
T28-26-1248
T28-26-1249
T28-26-1250
T28-26-1177
T28-26-1181
DZG-SF-26-877
YAK-26-463
YAK-26-447
YAK-26-454
DZG-SF-26-830
DZG-SF-26-741
DZG-SF-26-740
ZG-RC-26-799
ZG-25-175
ZG-RC-26-942
ZG-RC-26-943
ZG-RC-26-946
ZG-RC-26-955
ZG-RC-26-959
Resource Model
Ag (g/t)
< 100
≤ 300
< 500
< 1000
≥ 1000
Lithology
Granite
Sediment

Figure 1: Location of Drill Results at Zgounder

Technical Information
For core drilling, all individual samples represent approximately one meter in length of core, which is halved. Half of the core is kept on site for reference, and its counterpart is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco or to ALS Laboratory at the Zgounder Mine site. All samples are analyzed for silver, copper, iron, lead, and zinc using Aqua regia and finished by atomic absorption spectroscopy (“AAS”). Samples grading above 200 g/t Ag are reanalyzed by fire assay.
For definition drilling using RC, all individual samples represent 1.0m in length and for T28 drilling equipment, all individual samples represent 1.2m in length. Samples are assayed at either the ALS Mine laboratory or at Afrilab. All samples are analyzed for silver, copper, iron, lead, and zinc using Aqua regia and finished by AAS. Samples grading above 200 g/t Ag are reanalyzed by fire assay. Rigorous quality controls (QaQc) are applied at both locations.

Qualified Person
The scientific and technical information contained in this press release have been reviewed by David Lalonde, B. Sc, P. Geo, Vice-President, Exploration, Qualified Person, for accuracy and compliance with National Instrument 43-101.
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Corporation has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its new processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a sizable mineralized footprint, and potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact
Benoit La Salle, FCPA, MBA
President & CEO
benoit.lasalle@ayagoldsilver.com

Alex Ball
VP, Corporate Development & IR alex.ball@ayagoldsilver.com

Forward-Looking Statements
This press This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Corporation’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “continue”, “confirm”, “potential”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the Corporation's mining assets development and expansion potential and objectives.
Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Corporation’s forward-looking information is based include without limitation, assumptions regarding development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the timing for completion of the updated Boumadine PEA and feasibility study; the Corporation’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing the Corporation’s business, any of which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and growth prospects. Some of the risks the Corporation faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: Aya’s ability to execute plans relating to its Zgounder Project and Boumadine Project, including the timing thereof; risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding; risks related to Aya’s operations in Morocco; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; the inability to determine, with certainty, the production of metals and cost estimates, or the prices to be received before mineral reserves or mineral resources are actually mined; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); fluctuations in forward markets for silver and other commodities (such as natural gas, fuel, oil and electricity); availability of gas, fuel, and oil; restrictions on mining in the jurisdictions in which Aya operates; change of laws and regulations governing our operation, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous peoples and human rights; the Corporation’s ability to mitigate the risks pertaining to fund repatriation; expectations with respect to any future pandemics on our operations, and assumptions related thereto; Aya’s ability to attract and retain qualified employees and contractors; Aya’s ability to obtain and renew necessary permits and licenses; inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; Aya’s growth strategy; Aya’s ability to obtain and maintain insurance; occupational health and safety risks; adverse publicity risks; third party risks; disruptions to Aya’s business operations; Aya’s reliance on technology and information systems; litigation risks; interest and exchange rates risks; tax risks; unforeseen expenses; public health crises; climate change; weather disruptions; general economic conditions; commodity prices and exchange rate risks; gold and silver demand; volatility of share price; public company obligations; competition risk; policies and legislation; force majeure; climate risks; the effectiveness of our internal control over financial reporting; risks related to competition in the mining industry; changes in technology; asset impairment (or reversal) potential, being consistent with the Corporation’s current expectations; the inherent risks involved in exploration and development of mineral properties; and other risks described in the Corporation’s documents filed with Canadian and U.S. securities regulatory authorities.
In addition, readers are directed to carefully review the detailed risk discussion in the Corporation’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2025, filed on SEDAR+ and on EDGAR, which discussions are incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect the Corporation’s business and operations.
Although the Corporation believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Corporation’s business plans, financial performance and condition and may not be appropriate for other purposes.

The forward-looking statements contained herein are made only as of the date hereof. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Corporation qualifies all of its forward-looking statements by these cautionary statements.

Appendix 1 - Mineral Intercepts from Drilling at Zgounder (core lengths)

Hole ID	From	To	Ag	Length*	Ag x width
			(g/t)	(m)
Surface DDH
ZG-25-175	127.5	129.0	2,081	1.5	3,122
ZG-26-194	18.1	20.9	268	2.8	750
ZG-26-196	161.0	162.5	108	1.5	162
ZG-26-198	241.0	243.0	116	2.0	231
ZG-GT-21-04	57.5	62.0	111	4.5	501
ZG-GT-21-04	246.0	247.5	277	1.5	416
Underground DDH
ZG-SF-25-307	346.5	347.5	76	1.0	76
ZG-SF-25-307	350.5	357.0	141	6.5	918
ZG-SF-25-346	202.5	204.0	80	1.5	120
ZG-SF-25-346	207.0	208.5	1,304	1.5	1,956
ZG-SF-25-346	322.7	324.2	183	1.5	274
ZG-SF-26-352	97.0	98.0	162	1.0	162
ZG-SF-26-352	149.0	151.0	113	2.0	225
ZG-SF-26-355	143.5	145.0	98	1.5	147
DZG-SF-26-740	22.4	27.0	1,330	4.6	6,118
Including	24.8	26.0	3,680	1.2	4,416
DZG-SF-26-741	22.5	28.0	1,087	5.5	5,976
Including	25.5	27.0	3,347	1.5	5,020
DZG-SF-26-741	87.0	87.9	124	0.9	112
DZG-SF-26-830	14.8	19.0	879	4.2	3,692
DZG-SF-26-853	31.0	31.5	88	0.5	44
DZG-SF-26-855	1.5	2.5	176	1.0	176
DZG-SF-26-857	40.0	41.0	124	1.0	124
DZG-SF-26-857	49.0	50.0	108	1.0	108
DZG-SF-26-861	97.5	99.0	116	1.5	174
DZG-SF-26-862	73.6	75.1	204	1.5	306
DZG-SF-26-862A	126.0	127.0	152	1.0	152
DZG-SF-26-864	9.0	12.0	657	3.0	1,972
DZG-SF-26-864	16.5	18.0	148	1.5	222
DZG-SF-26-865	15.3	18.0	838	2.7	2,263
DZG-SF-26-865	31.0	32.5	360	1.5	540
DZG-SF-26-866	36.5	37.5	96	1.0	96
DZG-SF-26-866	47.8	48.8	176	1.0	176
DZG-SF-26-867	58.5	59.5	2,286	1.0	2,286
DZG-SF-26-868	39.7	41.4	842	1.7	1,431
DZG-SF-26-868	52.0	53.5	80	1.5	120

DZG-SF-26-868	57.7	59.2	681	1.5	1,022
DZG-SF-26-869	9.0	9.5	168	0.5	84
DZG-SF-26-874	66.0	67.0	200	1.0	200
DZG-SF-26-875	73.5	75.0	200	1.5	300
DZG-SF-26-876	27.0	28.5	196	1.5	294
DZG-SF-26-877	33.7	38.5	505	4.8	2,422
Including	33.7	34.7	2,136	1.0	2,136
DZG-SF-26-877	44.9	51.0	646	6.1	3,941
Including	44.9	45.9	2,196	1.0	2,196
DZG-SF-26-880	51.8	53.0	504	1.2	605
DZG-SF-26-881	44.0	45.0	148	1.0	148
DZG-SF-26-896	90.3	90.8	170	0.5	85
DZG-SF-26-896	106.5	109.5	163	3.0	489
DZG-SF-26-905	57.0	59.5	618	2.5	1,544
DZG-SF-26-915	61.0	64.0	281	3.0	842
Surface RC
ZG-RC-26-780	37.0	38.0	137	1.0	137
ZG-RC-26-799	6.0	12.0	1,160	6.0	6,962
Including	8.0	11.0	1,778	3.0	5,335
ZG-RC-26-868	18.0	19.0	98	1.0	98
ZG-RC-26-868	22.0	27.0	131	5.0	656
ZG-RC-26-868	36.0	37.0	193	1.0	193
ZG-RC-26-868	52.0	53.0	102	1.0	102
ZG-RC-26-904	22.0	24.0	167	2.0	334
ZG-RC-26-904	33.0	34.0	131	1.0	131
ZG-RC-26-904	42.0	43.0	77	1.0	77
ZG-RC-26-904	75.0	76.0	152	1.0	152
ZG-RC-26-904	87.0	88.0	93	1.0	93
ZG-RC-26-906	13.0	14.0	86	1.0	86
ZG-RC-26-906	26.0	27.0	82	1.0	82
ZG-RC-26-922	17.0	18.0	255	1.0	255
ZG-RC-26-925	16.0	18.0	142	2.0	283
ZG-RC-26-934A	73.0	74.0	79	1.0	79
ZG-RC-26-939	101.0	102.0	194	1.0	194
ZG-RC-26-940	123.0	129.0	139	6.0	833
ZG-RC-26-941	130.0	132.0	224	2.0	447
ZG-RC-26-942	129.0	139.0	739	10.0	7,388
Including	133.0	137.0	1,674	4.0	6,697
ZG-RC-26-942	148.0	150.0	1,409	2.0	2,818
ZG-RC-26-943	118.0	123.0	886	5.0	4,429
ZG-RC-26-943	133.0	134.0	1,100	1.0	1,100
ZG-RC-26-944	62.0	63.0	82	1.0	82
ZG-RC-26-944	121.0	122.0	806	1.0	806
ZG-RC-26-944	126.0	128.0	148	2.0	295
ZG-RC-26-945	87.0	90.0	243	3.0	729
ZG-RC-26-946	96.0	102.0	1,867	6.0	11,200
Including	96.0	98.0	5,100	2.0	10,200
ZG-RC-26-946	111.0	120.0	256	9.0	2,306

ZG-RC-26-955	94.0	103.0	288	9.0	2,593
ZG-RC-26-958	70.0	71.0	290	1.0	290
ZG-RC-26-959	39.0	40.0	84	1.0	84
ZG-RC-26-959	51.0	59.0	337	8.0	2,696
Including	51.0	52.0	1,685	1.0	1,685
ZG-RC-26-960	48.0	49.0	85	1.0	85
ZG-RC-26-960	50.0	51.0	1,170	1.0	1,170
ZG-RC-26-962	74.0	75.0	296	1.0	296
ZG-RC-26-964	70.0	72.0	231	2.0	462
ZG-RC-26-964	80.0	81.0	91	1.0	91
ZG-RC-CD-26-010	2.0	3.0	84	1.0	84
Underground T28
T28-26-1147	18.0	19.2	76	1.2	91
T28-26-1149	3.6	4.8	80	1.2	96
T28-26-1149	10.8	13.2	130	2.4	312
T28-26-1150	3.6	7.2	116	3.6	418
T28-26-1151	0.0	6.0	229	6.0	1,373
T28-26-1151	8.4	9.6	108	1.2	130
T28-26-1151	14.4	22.8	249	8.4	2,093
T28-26-1151	25.2	26.4	128	1.2	154
T28-26-1152	0.0	7.2	445	7.2	3,206
T28-26-1152	12.0	13.2	264	1.2	317
T28-26-1152	16.8	20.4	129	3.6	466
T28-26-1159	3.6	8.4	239	4.8	1,147
T28-26-1163	0.0	2.4	382	2.4	917
T28-26-1164	12.0	13.2	211	1.2	253
T28-26-1165	7.2	8.4	83	1.2	100
T28-26-1168	1.2	2.4	187	1.2	224
T28-26-1169	1.2	2.4	80	1.2	96
T28-26-1169	3.6	7.2	105	3.6	379
T28-26-1177	20.4	25.2	1,464	4.8	7,025
Including	21.6	22.8	5,480	1.2	6,576
T28-26-1181	14.4	20.4	500	6.0	2,998
Including	14.4	15.6	2,030	1.2	2,436
T28-26-1181	25.2	26.4	80	1.2	96
T28-26-1184	8.4	10.8	447	2.4	1,072
T28-26-1186	7.2	8.4	155	1.2	186
T28-26-1197	9.6	12.0	87	2.4	208
T28-26-1199	18.0	21.6	629	3.6	2,266
T28-26-1200	6.0	10.8	409	4.8	1,964
T28-26-1202	24.0	25.2	163	1.2	196
T28-26-1220	19.2	20.4	132	1.2	158
T28-26-1226	10.8	12.0	77	1.2	92
T28-26-1227	19.2	26.4	153	7.2	1,104
T28-26-1229	21.6	22.8	187	1.2	224
T28-26-1230	4.8	6.0	415	1.2	498
T28-26-1230	25.2	26.4	78	1.2	94
T28-26-1236	6.0	9.6	95	3.6	343

T28-26-1243	0.0	4.8	375	4.8	1,798
T28-26-1246	0.0	4.8	227	4.8	1,090
T28-26-1248	8.4	16.8	2,176	8.4	18,276
Including	8.4	12.0	4,298	3.6	15,474
T28-26-1249	16.8	26.4	542	9.6	5,201
T28-26-1250	0.0	4.8	519	4.8	2,491
T28-26-1250	14.4	26.4	176	12.0	2,117
T28-26-1268	0.0	6.0	96	6.0	577
T28-26-1271	3.6	4.8	140	1.2	168
T28-26-1303	24.0	26.4	153	2.4	366
Underground YAK
YAK-26-439	12.0	13.2	84	1.2	101
YAK-26-441	10.8	12.0	960	1.2	1,152
YAK-26-445	33.6	34.8	152	1.2	182
YAK-26-446	9.6	10.8	344	1.2	413
YAK-26-447	3.6	8.4	1,741	4.8	8,358
Including	3.6	6.0	3,365	2.4	8,076
YAK-26-448	4.8	8.4	612	3.6	2,203
YAK-26-448	13.2	14.4	252	1.2	302
YAK-26-451	44.4	45.6	110	1.2	132
YAK-26-452	28.8	30.0	81	1.2	97
YAK-26-453	24.0	25.2	127	1.2	152
YAK-26-454	24.0	26.4	236	2.4	566
YAK-26-454	40.8	45.6	835	4.8	4,006
YAK-26-457	7.2	8.4	239	1.2	287
YAK-26-460	40.8	42.0	255	1.2	306
YAK-26-461	21.6	22.8	240	1.2	288
YAK-26-462	0.0	2.4	125	2.4	299
YAK-26-462	18.0	19.2	108	1.2	130
YAK-26-463	0.0	4.8	939	4.8	4,508
YAK-26-463	12.0	16.8	349	4.8	1,675
Including	12.0	13.2	1,050	1.2	1,260
YAK-26-469	37.2	39.6	272	2.4	652
YAK-26-470	26.4	27.6	118	1.2	142
YAK-26-472	16.8	19.2	111	2.4	265
YAK-26-472	46.8	50.4	590	3.6	2,124
YAK-26-474	9.6	12.0	124	2.4	298
YAK-26-475	1.2	3.6	345	2.4	827
YAK-26-475	34.8	36.0	159	1.2	191
YAK-26-475	48.0	50.4	154	2.4	370
YAK-26-477	45.6	50.4	370	4.8	1,777
YAK-26-478	14.4	18.0	586	3.6	2,110
YAK-26-479	6.0	7.2	142	1.2	170
YAK-26-479	19.2	20.4	77	1.2	92
YAK-26-485	40.8	43.2	213	2.4	510
YAK-26-488	4.8	7.2	192	2.4	461
YAK-26-500	3.6	6.0	144	2.4	346

YAK-26-500	9.6	10.8	334	1.2	401
YAK-26-502	4.8	9.6	795	4.8	3,815
* True widths are undetermined; all values are uncut.

Appendix 2 – Drillhole Coordinates of Zgounder Drill Hole with Significant Results

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (m)
Surface DDH
ZG-25-175	621236	3404275	2206	135	-55	171
ZG-26-194	621629	3405038	2219	135	-55	166
ZG-26-196	621229	3404365	2206	135	-58	195
ZG-26-198	621115	3404310	2214	135	-58	264
ZG-GT-21-04	620568	3403936	2133	336	-77	475
Underground DDH
ZG-SF-25-307	620407	3403905	1945	180	-86	380
ZG-SF-25-346	620308	3403895	1947	0	-83	450
ZG-SF-26-352	620308	3403897	1948	0	-10	300
ZG-SF-26-355	620306	3403897	1947	346	-53	324
DZG-SF-26-740	621088	3404026	1972	70	-11	92
DZG-SF-26-741	621087	3404026	1972	70	5	110
DZG-SF-26-830	621129	3404072	2018	80	-21	60
DZG-SF-26-853	620982	3404087	1995	3	2	60
DZG-SF-26-855	620980	3404087	1994	342	2	60
DZG-SF-26-857	620978	3404086	1994	321	0	60
DZG-SF-26-861	620700	3403985	1886	54	4	150
DZG-SF-26-862	620700	3403983	1886	64	1	84
DZG-SF-26-862A	620700	3403982	1886	65	2	150
DZG-SF-26-864	620981	3404084	1966	360	13	60
DZG-SF-26-865	620980	3404084	1966	343	0	60
DZG-SF-26-866	620980	3404084	1966	345	10	60
DZG-SF-26-867	620978	3404083	1966	328	-1	60
DZG-SF-26-868	620979	3404083	1966	327	9	60
DZG-SF-26-869	620979	3404081	1966	309	1	60
DZG-SF-26-874	620693	3403986	1886	305	-6	150
DZG-SF-26-875	620692	3403983	1885	289	-7	150
DZG-SF-26-876	620983	3404084	1994	77	-1	60
DZG-SF-26-877	620920	3404099	1997	312	1	60
DZG-SF-26-880	620919	3404095	1997	251	0	60
DZG-SF-26-881	620801	3404089	1937	97	0	150
DZG-SF-26-896	620699	3403987	1886	34	-5	179
DZG-SF-26-905	620760	3404058	1912	312	0	150
DZG-SF-26-915	620793	3404088	1937	262	-20	150
Surface RC
ZG-RC-26-780	621201	3404177	2202	135	-70	60
ZG-RC-26-799	621171	3404134	2201	135	-70	60
ZG-RC-26-868	621349	3404270	2207	135	-70	109
ZG-RC-26-904	621287	3404236	2206	135	-50	110
ZG-RC-26-906	621240	3404177	2206	135	-50	63

ZG-RC-26-922	621243	3404369	2207	135	-70	80
ZG-RC-26-925	621264	3404383	2207	135	-70	80
ZG-RC-26-934A	621231	3404204	2206	135	-70	136
ZG-RC-26-939	621257	3404213	2207	135	-70	150
ZG-RC-26-940	621248	3404222	2206	135	-70	131
ZG-RC-26-941	621239	3404230	2206	135	-70	150
ZG-RC-26-942	621265	3404222	2206	135	-70	150
ZG-RC-26-943	621257	3404229	2206	135	-67	150
ZG-RC-26-944	621248	3404238	2206	135	-70	135
ZG-RC-26-945	621273	3404231	2206	135	-69	150
ZG-RC-26-946	621264	3404239	2206	135	-70	120
ZG-RC-26-955	621283	3404274	2206	135	-68	120
ZG-RC-26-958	621292	3404283	2206	135	-65	75
ZG-RC-26-959	621319	3404273	2206	135	-65	60
ZG-RC-26-960	621309	3404283	2206	135	-66	105
ZG-RC-26-962	621327	3404283	2206	135	-70	105
ZG-RC-26-964	621310	3404300	2206	135	-67	115
ZG-RC-CD-26-010	621448	3404929	2200	135	-55	89
Underground T28
T28-26-1147	620430	3404112	1999	52	12	25
T28-26-1149	620424	3404115	2001	41	11	22
T28-26-1150	620424	3404115	2001	41	28	19
T28-26-1151	620418	3404122	1999	47	0	26
T28-26-1152	620417	3404121	2000	53	5	20
T28-26-1159	620405	3404070	1999	276	13	26
T28-26-1163	620410	3404065	1999	246	12	25
T28-26-1164	620410	3404065	2000	256	25	26
T28-26-1165	620412	3404063	1999	241	11	26
T28-26-1168	620415	3404059	2000	236	29	26
T28-26-1169	620418	3404056	2000	213	12	23
T28-26-1177	620623	3403994	1909	66	11	25
T28-26-1181	620613	3404007	1909	32	17	26
T28-26-1184	620607	3404004	1910	347	24	20
T28-26-1186	620550	3404053	1936	65	12	26
T28-26-1197	620504	3404051	1936	231	7	20
T28-26-1199	621060	3404053	2027	61	13	26
T28-26-1200	621060	3404053	2027	60	26	26
T28-26-1202	621065	3404048	2027	107	9	26
T28-26-1220	620650	3404066	1942	56	27	26
T28-26-1226	620641	3404070	1941	342	22	26
T28-26-1227	620638	3404061	1940	326	11	26
T28-26-1229	620634	3404058	1940	310	12	26
T28-26-1230	620634	3404058	1941	309	22	26
T28-26-1236	621149	3404070	2019	90	10	26
T28-26-1243	621144	3404054	2020	190	9	26
T28-26-1246	620573	3403999	1911	338	4	18
T28-26-1248	620561	3404025	1909	132	14	26
T28-26-1249	620563	3404032	1909	116	10	26

T28-26-1250	620564	3404035	1909	58	7	26
T28-26-1268	620668	3404009	2023	290	8	13
T28-26-1271	620662	3403978	2023	310	8	6
T28-26-1303	621044	3404105	2027	296	25	26
Underground YAK
YAK-26-439	620698	3404077	2004	325	12	35
YAK-26-441	620701	3404092	2005	4	31	41
YAK-26-445	621042	3404096	2027	77	6	49
YAK-26-446	621042	3404096	2027	77	17	41
YAK-26-447	621041	3404099	2027	56	7	50
YAK-26-448	621041	3404099	2027	54	19	37
YAK-26-451	621037	3404103	2027	306	16	50
YAK-26-452	621037	3404103	2027	310	9	50
YAK-26-453	621037	3404099	2027	283	5	50
YAK-26-454	621037	3404099	2027	285	17	50
YAK-26-457	620772	3404048	1937	233	25	46
YAK-26-460	620759	3404049	1937	303	11	53
YAK-26-461	620784	3404053	1937	311	29	44
YAK-26-462	621067	3404112	2051	103	8	50
YAK-26-463	621067	3404112	2051	76	10	36
YAK-26-469	620983	3404083	1995	88	10	50
YAK-26-470	620983	3404083	1996	85	34	28
YAK-26-472	620982	3404085	1996	60	26	50
YAK-26-474	620982	3404086	1996	52	24	50
YAK-26-475	620982	3404087	1995	29	10	50
YAK-26-477	620978	3404085	1995	301	11	50
YAK-26-478	620978	3404085	1996	305	30	50
YAK-26-479	620978	3404083	1995	286	11	42
YAK-26-485	620885	3404069	1965	90	5	50
YAK-26-488	620885	3404072	1965	60	8	48
YAK-26-500	620401	3404065	1955	290	10	49
YAK-26-502	620401	3404064	1956	270	30	50